Exhibit 99.1

ZenaTech Opens a Beyond Visual Line of Sight (BVLOS) Drone Testing Facility in Turkey for US Defense and NATO-Destined ZenaDrone 1000 Drones

(Toronto, Ontario, January 2, 2025) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions driven by Quantum Computing, Drones as a Service, and enterprise SaaS, announces that it has signed a lease to open a Beyond Visual Line of Sight (BVLOS) drone testing facility in Turkey. The facility will serve as a product testing site for its subsidiary ZenaDrone’s ZenaDrone 1000 model drones designed for the US Defense Branches and NATO. The testing facility will be fully set up and operational during the first quarter of 2025.

“Having a testing facility in Turkey will accelerate the development of our US Defense and NATO models of the ZenaDrone 1000. Importantly it will help to advance our AI drone swarm solutions and the Drone Command Center hub at the heart of missions. Turkey is a favorable European location for experimental drone testing and known for its defense industry innovation and we are grateful to be collaborating there,” said CEO Shaun Passley, Ph.D.

The company will test defense drone applications including ISRT (Intelligence, Surveillance, Reconnaissance, and Targeting), logistics and transportation, and other applications over wide distances beyond an operator’s line of sight. The company will also design and test its Drone Command Center, a mobile room that manages the computers, controls, and communications for multiple drones flying at one time, which it intends to file a patent for in the first quarter of 2025. The site is expected to help provide additional testing and readiness for future US FAA (Federal Aviation Administration) licensing applications.

A drone command center is a centralized facility or mobile room used to monitor, control, and manage the operations of multiple drones or AI drone swarms in real-time. It acts as the operational hub where drone missions are planned, executed, and monitored, ensuring that drones are collecting data and performing their tasks safely, efficiently, and within regulatory guidelines.

A drone swarm is a group of autonomous drones that work together, coordinated by algorithms, to perform tasks with dramatically improved speed, efficiency, and coverage. ZenaTech previously announced the Sky Traffic project where ZenaDrone teams will be working on applications for drone swarms, also utilizing Quantum Computing, which will include border control and perimeter security military applications.

ZenaDrone previously completed paid trials with both the US Air Force and US Naval Research using its drones for carrying critical cargo -- such as blood -- in the field. ZenaDrone plans to manufacture and assemble its US Department of Defense (DoD) drones in Phoenix, Arizona.

The ZenaDrone 1000 is an autonomous drone, in a quadcopter design with eight rotors, and is considered a medium-sized drone, roughly the size of a boardroom table. It is designed for stable flight, maneuverability, heavy lift capabilities, incorporating innovative software technology, AI, sensors, and purpose-built attachments, along with compact and rugged hardware engineered for industrial and defense use.

ZenaDrone solutions for the US military must be NDAA (National Defense Administration Act) compliant, a requirement with strict drone cybersecurity and country of origin specifications, including chipsets, cameras, and components, which excludes a set list of Chinese manufacturers. The company previously announced that its supply chain is NDAA-compliant.

The company has also previously announced that it plans to apply for Green UAS (Unmanned Aerial Systems) followed by Blue UAS certification. The Blue UAS program is a stringent government-approved supplier list of drone companies that wish to do business with the US DoD. The Green UAS program is essentially the same as the Blue UAS program, only it is a more streamlined and faster certification process without the country of origin specifications.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drones, Quantum Computing, Drone as a Service (DaaS), and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.